Exhibit 99.1
SXC HEALTH SOLUTIONS ANNOUNCES TWO NEW BOARD MEMBERS
- Company also announces Jim Ryan’s retirement from the board -

Lisle, Illinois, September 17, 2007, SXC Health Solutions, Corp. (“SXC” or the “Company”) (NASDAQ: SXCI, TSX: SXC), a leading provider of pharmacy benefits management services and technology, is pleased to announce that Mr. Anthony R. Masso, and Mr. Curtis J. Thorne, have joined its board of directors.

“Tony and Curt are two experienced healthcare industry executives with proven leadership skills and track records for building successful businesses. They are very active within the industry as CEO’s of leading companies serving health plan sponsors. Their presence on our board will enhance our organizational leadership and extend the Company’s reach further into our key target markets,” said Gordon S. Glenn, Chairman and CEO of SXC.

Mr. Masso, 65, is President and CEO of Consortium Health Plans, Inc., a national coalition of 19 Blue Cross Blue Shield (“BCBS”) plans that is focused on building market share of its members amongst major employers and benefits consultants. Prior to Consortium he was President of StrongCastle LLC, a private consulting company that specializes in the development and implementation of strategic business plans for corporate clients.

Mr. Masso was also previously President of Litho Group, Inc., and Executive Vice President of Integrated Health Services, Inc. He spent four years as Senior Vice President of the Health Insurance Association of America, where he planned and implemented a transformation of indemnity insurers into managed care networks. As Senior Vice President of Aetna Health Plans, he was responsible for East Coast operations for all HMOs and POS health plans. Mr. Masso has several years of public sector experience with the U.S. Department of Health and Human Services. During his career he has spent time on the board of more than 15 different companies ranging from managed care organizations to physician partnerships to venture capital companies.

“Tony’s extensive operational background in the healthcare industry coupled with his in-depth knowledge of health plans will be a valuable asset as our business continues to grow and evolve,” added Mr. Glenn. “SXC counts several large BCBS organizations as customers and Tony’s close involvement with BCBS plans at Consortium will provide us with valuable insight into this market segment.”

Since 2000, Mr. Thorne, 48, has been President and CEO of MedSolutions, Inc., a company focused on management of medical imaging services. From 1998-2000, he was its President and COO. During his leadership tenure he grew revenue from $18 million to $200 million, contracted membership from 800,000 to over 20 million, and the employee base from 40 to approximately 700. Prior to MedSolutions, Mr. Thorne was President and COO of Adesso Specialty Services, a California-based specialty physician management company.  Mr. Thorne also served as General Manager of Aetna Pharmacy Management and in other senior management positions at the Travelers and CIGNA.

Mr. Thorne earned his masters in business administration from the Babcock School of Management at Wake Forest University and a bachelor’s degree in chemistry from the University of North Carolina. He has been active in serving on various national managed care policy making task forces, work groups and editorial boards.

“Curt has spent his career in managed care with a strong track record for developing and growing specialty healthcare organizations and business units,” added Mr. Glenn. “This experience will be extremely valuable as we continue to expand our market presence into new vertical markets within the pharmacy benefit management space.”

SXC is also announcing today that long-time board member and former CFO Jim Ryan has resigned from his position on SXC’s board to pursue other interests. “On behalf of the Company and the board, I would like to express my sincere thanks to Jim for the many years of commitment and guidance that he has contributed to SXC, both as an employee and member of the board. We wish him well in his future endeavors,” said Mr. Glenn.

Following these announcements, the number of directors on SXC’s board is eight; with six independent members. In addition to Mr. Masso and Mr. Thorne, the members of SXC’s board are Gordon S. Glenn, Chairman and CEO; Terrance Burke, private consultant; Steven Cosler, former President and CEO of Priority Healthcare Corp.; Bill Davis, CFO of Allscripts; Philip Reddon, Vice President Investments at Covington Capital; and Mark Thierer, President and COO of SXC.

About SXC Health Solutions
SXC Health Solutions, Inc. (SXC) is a leading provider of pharmacy benefits management (PBM) services and healthcare IT solutions to the healthcare benefits management industry. The Company's product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as Federal, provincial, and, state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is based in Lisle, Illinois with locations in; Scottsdale, Arizona; Warminster, Pennsylvania; Alpharetta, Georgia; Milton, Ontario and Victoria, British Columbia. For more information please visit www.sxc.com.

Forward-Looking Statements
Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of applicable securities laws.   Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.   We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements.   Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, our ability to achieve increased market acceptance for our product offerings and penetrate new markets; consolidation in the healthcare industry; the existence of undetected errors or similar problems in our software products; our ability to identify and complete acquisitions, manage our growth and integrate acquisitions; our ability to compete successfully; potential liability for the use of incorrect or incomplete data; the length of the sales cycle for our healthcare software solutions; interruption of our operations due to outside sources; our dependence on key customers; maintaining our intellectual property rights and litigation involving intellectual property rights; our ability to obtain, use or successfully integrate third-party licensed technology; compliance with existing laws, regulations and industry initiatives and future change in laws or regulations in the healthcare industry; breach of our security by third parties; our dependence on the expertise of our key personnel; our access to sufficient capital to fund our future requirements; and potential write-offs of goodwill or other intangible assets. This list is not exhaustive of the factors that may affect any of our forward-looking statements.  Investors are cautioned not to put undue reliance on forward-looking statements.  All subsequent written and oral forward-looking statements attributable to SXC or persons acting on our behalf are expressly qualified in their entirety by this notice.  We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.   Risks and uncertainties about our business are more fully discussed in our Annual Information Form.

Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of our existing customers and contracts, our ability to market our products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of our key personnel, our customers continuing to process transactions at historical levels, that our systems will not be interrupted for any significant period of time, that our products will perform free of major errors, our ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of our business.

For more information, please contact:
Jeff Park	Dave Mason	Susan Noonan
Chief Financial Officer	Investor Relations	Investor Relations – U.S.
SXC Health Solutions, Inc.	The Equicom Group Inc.	The SAN Group, LLC
Tel: (630) 577-3206	416-815-0700 ext. 237	(212) 966-3650
investors@sxc.com	dmason@equicomgroup.com	susan@sanoonan.com